UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Nature’s Sunshine Products, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

639027101

(CUSIP Number)

Dongjiu Li
Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
No. 2 East Fuxing Road
Shanghai 200010, P.R. China
Telephone: +86 (21) 63325501
Facsimile: +86 (21) 63325581

with a copy to:

John P. Berkery, Esq.
Mayer Brown LLP
1675 Broadway
New York, New York 10019
(212) 506-2552

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

July 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 639027101
1.	Name of Reporting Person Shanghai Fosun Pharmaceutical (Group) Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 2,857,255*
8. Shared Voting Power: 0
9. Sole Dispositive Power: 2,857,255*
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,857,255*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 15.0%

14.	Type of Reporting Person (See Instructions): CO
___________________________________
* The number of shares of common stock to be purchased by the Reporting Person shall be adjusted at closing to take account of any increase in the outstanding shares of common stock of the Issuer between signing of the Stock Purchase Agreement referred to below and closing, such that the shares to be purchased by the Reporting Person represent 15% of the issued and outstanding shares of the Issuer’s common stock at closing.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, no par value per share (the “Common Stock”), issued by Nature’s Sunshine Products, Inc., a Utah corporation (the “Issuer”).  The Issuer has its principal executive offices at 2500 West Executive Parkway, Suite 100, Lehi, Utah 84043.

Item 2.	Identity and Background

(a)-(c), (f):  This Schedule 13D is being filed by Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a corporation organized under the laws of China (“Fosun Pharma” or the “Reporting Person”), which has its principal office at No. 2 East Fuxing Road, Shanghai, P.R. China.

•	Fosun Pharma is a leading Chinese pharmaceutical company listed on The Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited. Fosun Pharma focuses on pharmaceutical manufacturing and research and development, pharmaceutical distribution and retail, healthcare services and medical diagnosis and medical devices. Fosun Pharma is a subsidiary of, and is beneficially held approximately 39.83% by Shanghai Fosun High Technology (Group) Co., Ltd. (“Fosun High Technology”);

•	Fosun High Technology is principally engaged in insurance, industrial operations, investment and asset management in China. Fosun High Technology is a wholly-owned subsidiary of Fosun International Limited (“Fosun International”);

•	Fosun International is principally engaged in businesses including insurance, industrial operations, investment and asset management. Fosun International is a Hong Kong company, the ordinary shares of which are listed on the main board of The Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 79.6% by Fosun Holdings Limited (“Fosun Holdings”);

•	Fosun Holdings is an investment holding company. Fosun Holdings is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”); and

•	Fosun International Holdings is an investment holding company. Guo Guangchang controls Fosun International Holdings and could therefore be deemed as the beneficial owner of the Common Stock held by Fosun Pharma.

The place of organization, principal business address and principal business of Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.1, which is attached hereto and incorporated by reference.  The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings are also set forth in Exhibit 99.1, which is attached hereto and incorporated by reference.

(d)-(e):      During the last five years, neither Fosun Pharma nor, to Fosun Pharma’s knowledge, (a) any executive officer or director of Fosun Pharma; (b) any person controlling Fosun Pharma; or (c) any executive officer or director of any corporation or other person ultimately in control of Fosun Pharma has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described more fully in Item 4 below, Fosun Pharma has entered into a Stock Purchase Agreement, dated as of June 26, 2014, with the Issuer (the “Stock Purchase Agreement”) pursuant to which Fosun Pharma will purchase approximately 2.86 million newly issued shares (the “Shares”) of the Issuer’s Common Stock at a purchase price of $16.19 per share.  The number of Shares to be purchased by Fosun Pharma shall be adjusted at closing to take account of any increase in the outstanding shares of common stock of the Issuer between signing and closing such that the shares to be purchased by Fosun Pharma represent 15% of the issued and outstanding shares of the Issuer’s Common Stock at closing. The Stock Purchase Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  Fosun Pharma expects to obtain the funds necessary from its working capital.

Item 4.	Purpose of Transaction

 Effective June 26, 2014, Fosun Pharma and the Issuer entered into the Stock Purchase Agreement, a Stockholder Agreement (the “Stockholder Agreement”) and a Standstill Agreement (the “Standstill Agreement” and, together with the Stock Purchase Agreement and the Stockholder Agreement, the “Agreements”).  A copy of the Stockholder Agreement and the Standstill Agreement are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.  In addition to the purchase by Fosun Pharma of the Shares as described above, the Agreements contemplate that Fosun Pharma and the Issuer will, subject to receipt of required regulatory approvals and permits, form a joint venture focused on the distribution of Issuer-branded and other designated products in China through retail channels and the direct selling of Synergy-branded and other designated products (the “Joint Venture”).  The joint venture entity is to be owned 20% by Fosun Industrial Co., Limited (a wholly-owned subsidiary of Fosun Pharma, “Fosun Industrial”) and 80% by the Issuer.

Stock Purchase Agreement

The Stock Purchase Agreement provides for the purchase by Fosun Pharma from the Issuer of the Shares of the Issuer’s Common Stock at a purchase price of $16.19 per share.  The number of Shares to be purchased by Fosun Pharma shall be adjusted at closing to take account of any increase in the outstanding shares of common stock of the Issuer between signing and closing such that the shares to be purchased by Fosun Pharma represent 15% of the issued and outstanding shares of the Issuer’s Common Stock at closing.

The Stock Purchase Agreement contains customary representations, warranties, covenants and agreements.  The consummation of the transactions contemplated by the Stock Purchase Agreement is conditioned upon a number of conditions, including receipt of necessary regulatory approvals and the closing of the Joint Venture transactions.  As of the date of this report, most of the conditions to the closing of the transaction, including the receipt of necessary regulatory approvals, have been satisfied.  The Stock Purchase Agreement provides that the Issuer is obligated to indemnify Fosun Pharma under certain circumstances based upon breaches of representations or covenants by the Issuer in the Stock Purchase Agreement, subject to customary exceptions and limitations.

The Shares are being issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(2) of the Securities Act.

Stockholder Agreement

The Stockholder Agreement provides Fosun Pharma with certain registration rights with respect to the Shares and includes agreements with respect to Fosun Pharma’s ownership of the Shares and other actions related to the Issuer.

Under the Stockholder Agreement, the Shares cannot be disposed of by Fosun Pharma or its affiliates during a lockup period commencing on the date of the issuance of the Shares on the closing of the transactions and continuing for a period until the earlier of the date that is (i) two years from such issuance date or (ii) twelve (12) months from the date that the Joint Venture becomes Operational (as defined in the Stockholder Agreement) (the “Lockup Period”), subject to certain exceptions.   Following the expiration of the Lockup Period, Fosun Pharma may not transfer the Shares to any third party that would thereafter own greater than 10% of the Issuer’s Common Stock except through open market transactions, and except (i) in the case where there is a shareholder that holds more shares of the Issuer’s Common Stock than Fosun Pharma or (ii) where Fosun Pharma is the largest shareholder, and such transfer would not result in another party being the largest shareholder.

Following the expiration of the Lockup Period, if Fosun Pharma or its affiliates seek to transfer any Shares such that they collectively would own less than 5% of the Issuer’s Common Stock, (i) Fosun Pharma shall cause Fosun Industrial to sell all of the shares of the Joint Venture held by Fosun Industrial to the Issuer, (ii) the Issuer shall purchase all such shares and (iii) the closing of the transfer of the Shares and the sale of the shares of the Joint Venture shall occur concurrently.

The Stockholder Agreement will provide Fosun Pharma certain registration rights following the expiration of the Lockup Period with respect to the Shares under certain circumstances, subject to the procedures and conditions set forth in the Stockholder Agreement.  Such registration rights terminate when Fosun Pharma and its affiliates own less than 500,000 of the Shares.

Fosun Pharma will be entitled to designate one director (the “Investor Designee”) to serve on the Issuer’s board of directors (the “Board”) until the earlier of the date that Fosun Pharma holds less than 66.6% of the Shares and the date that Fosun Pharma holds less than 10% of the Issuer’s outstanding Common Stock.  Fosun Pharma is required to cause all shares of Common Stock with respect to which Fosun Pharma and its affiliates have the power to vote or direct the voting as recommended by the Board in connection with the vote by the holders of Common Stock involving (i) the election or  removal of directors to the Board and (ii) compensation matters involving officers, directors or employees of the Issuer and its subsidiaries, which voting rights will remain in effect until the earliest of the time Fosun Pharma and its affiliates own less than 10% of the outstanding Common Stock, a change in control and the fourth anniversary of the closing of the transactions contemplated by the Stock Purchase Agreement.  Notwithstanding the foregoing, the voting rights described above shall not be effective during any period during which no Investor Designee has a seat on the Board.

The Stockholder Agreement also provides Fosun Pharma with preemptive rights to purchase its pro rata share of certain equity securities offered by the Issuer after the date of the issuance of the Shares.  Such preemptive rights shall not be effective at any time Fosun Pharma and its affiliates do not own at least 3.0% of the Issuer’s outstanding Common Stock.

Standstill Agreement

The Standstill Agreement prohibits Fosun Pharma from engaging in certain activities (the “Standstill Restrictions”), including (i) acquiring additional Common Stock of the Issuer, such that after giving effect to such acquisition, Fosun Pharma would own in excess of 19.9999% of the issued and outstanding Common Stock of the Issuer, (ii) making, or in any way participating in, directly or indirectly any solicitation of proxies to vote, or seeking to advise or influence any person or entity with respect to the voting, of any voting securities of the Issuer, (iii) nominating, or seeking to nominate, directly or indirectly, any person to the Board, other than in accordance with the Stockholder Agreement, (iv) making any public announcement with respect to, or submitting a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the acquisition or change of control of the Issuer or any of its securities or assets (including, for the avoidance of doubt and without limitation, a tender offer or the acquisition of all or substantially all of the assets of the Issuer and its subsidiaries taken as a whole), (v) forming, joining or in any way participate in a group in connection with any of the foregoing, (vi) otherwise acting or seeking to control the Board or the management or policies of the Issuer or (vii) taking any action that could reasonably be expected to require the Issuer to make a public announcement regarding the possibility of any of the events described above.

The Standstill Restrictions terminate on the earlier of (a) the later to occur of (x) June 30, 2015 or (y) (A) the date upon which no persons affiliated with Fosun Pharma are serving on the Board (in the case of (i) above) and (B) three months after such date (in the case of (ii) through (vii) above) and (b) the date that is four years after the closing of the transactions contemplated by the Stock Purchase Agreement.

The foregoing descriptions of the Stock Purchase Agreement, the Stockholder Agreement and the Standstill Agreement do not purport to be complete and are qualified in their respective entireties by reference to the Stock Purchase Agreement, the Stockholder Agreement and the Standstill Agreement, which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively.

The entry into the Agreements and the transactions contemplated thereby may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Issuer by Fosun Pharma, a change to the Board, a change in the capitalization of the Issuer, and a transfer of assets from the Issuer to the proposed Joint Venture.  In addition, in his or her capacity as director of the Issuer, Fosun Pharma’s designee to the Issuer’s Board may be involved in discussions or decisions regarding one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

Except to the extent prohibited by the Agreements, Fosun Pharma reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to acquire additional shares of Common Stock in market transactions or otherwise, to dispose of shares of Common Stock, and to change its plans and intentions with regard to its ownership and voting position in, and business relationships with, the Issuer, as it deems appropriate.

Item 5.	Interest in Securities of the Issuer

(a)  See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock that are beneficially owned by Fosun Pharma as of the date of this report.  Except for the shares of Common Stock owned by Fosun Pharma described in the immediately preceding sentence, none of Fosun Pharma or, to the knowledge of Fosun Pharma, any of the other persons listed in Item 2(a)-(c) or in Exhibit 99.1 hereto beneficially owns any other securities of the Issuer.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of shares of Common Stock beneficially owned by Fosun Pharma as of the date of this report as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Except as described in Items 3 and 4 of this Schedule 13D, there have been no acquisitions of shares of Common Stock or any other securities of the Issuer by Fosun Pharma or, to the knowledge of Fosun Pharma, any of the other persons listed in Item 2(a)-(c) or in Exhibit 99.1 hereto, during the past 60 days.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

For a description of the principal terms of the Stock Purchase Agreement, the Stockholder Agreement and the Standstill Agreement, please see Items 3 and 4 above, which are incorporated herein by reference.  Except as described in this Item 6 and elsewhere in this Schedule 13D, neither Fosun Pharma nor, to Fosun Pharma’s knowledge, any person or entity named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	List of directors and executive officers of Fosun Pharma, persons controlling Fosun Pharma and executive officers and directors of other persons in control of Fosun Pharma (filed herein).

Exhibit 99.2	Stock Purchase Agreement, dated as of June 26, 2014, by and among Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2014).

Exhibit 99.3	Stockholder Agreement, dated as of June 26, 2014, by and among Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2014).

Exhibit 99.4	Standstill Agreement, dated as of June 26, 2014, by and among Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 4, 2014

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman

Exhibit Index

Exhibit 99.1	List of directors and executive officers of Fosun Pharma, persons controlling Fosun Pharma and executive officers and directors of other persons in control of Fosun Pharma (filed herein).

Exhibit 99.2	Stock Purchase Agreement, dated as of June 26, 2014, by and among Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2014).

Exhibit 99.3	Stockholder Agreement, dated as of June 26, 2014, by and among Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2014).

Exhibit 99.4	Standstill Agreement, dated as of June 26, 2014, by and among Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2014).